FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR January 18, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                       FORM 27

                     MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                      OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      January 17, 2006

3.    Press Release
      -------------

      January 17, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) provided a recap today of key company developments during 2005 and the outlook for 2006. The Company also announced that the West Lorne BioOil Cogeneration facility restarted operations on Friday, January 13th, following shutdown for the holidays.

Commenting on the Company's achievements in 2005, DynaMotive President and CEO, Andrew Kingston said, "These are very exciting times for DynaMotive and for the biomass energy sector. DynaMotive has repeatedly demonstrated that its technology is both scalable and reliable. During 2005, we started commercial scale BioOil production at the West Lorne facility, advanced the development of future projects, formed new strategic partnerships with global reach and furthered our research and development initiatives. These company developments pave the way for the rapid deployment of our technology across Canada and internationally. At a time when conventional energy prices are soaring and environmental concerns are becoming more and more critical, DynaMotive is very well positioned to provide new and innovative solutions in an environmentally friendly manner. We look forward to aggressively pursuing our goals for 2006."

Main Company highlights from 2005 are as follows:

- Completed commissioning and start-up of the West Lorne BioOil plant, including power generation and delivery of electricity to Ontario grid;
-  Completed conceptual design of 200 tonnes per day plant;
- Successfully tested BioOil for production of synthetic gas, establishing the viability of transport fuels derived from BioOil;

- Advanced development of project in Nova Scotia with signing of interim Project Development Agreement, and with licensing of a 200 tonne per day plant to Megacity Recycling of Toronto;
-  Secured commercial agreements for sale of BioOil, char and electricity;
-  Commenced commercial shipments of BioOil;
- Signed MOU with Mitsubishi Canada Ltd. for marketing and distribution of DynaMotive's fast pyrolysis technology in Canada and internationally.

In accordance with its business plan for 2006, the Company plans to:

-  Construct E & R Langille (Nova Scotia) and Megacity (Toronto) plants;
- Advance penetration of DynaMotive's technology in key world markets (Europe, USA, China and Brazil).
-  Secure licensing agreements for DynaMotive's technology.
- Develop commercial agreements for the use of BioOil as a replacement for hydrocarbon fuels with large industrial users;
- Advance Company research and development initiatives and partnerships with the goal of producing transport fuels and treatment of dirty waste streams;
- Optimize revenue streams from West Lorne through continued monthly commercial shipments of BioOil and sale of electricity;

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


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DATED at Vancouver, B.C. as of the 17th day of January 2006.

                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                              (signed)  "Andrew Kingston"
                                         ----------------
                                         Andrew Kingston
                                         President & CEO
















































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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

  DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release: January 17th, 2006

      DynaMotive Energy Systems 2005 Review and Forward Plan For 2006
             Company Announces West Lorne Plant Operational

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) provided a recap today of key company developments during 2005 and the outlook for 2006. The Company also announced that the West Lorne BioOil Cogeneration facility restarted operations on Friday, January 13th, following shutdown for the holidays.

Commenting on the Company's achievements in 2005, DynaMotive President and CEO, Andrew Kingston said, "These are very exciting times for DynaMotive and for the biomass energy sector. DynaMotive has repeatedly demonstrated that its technology is both scalable and reliable. During 2005, we started commercial scale BioOil production at the West Lorne facility, advanced the development of future projects, formed new strategic partnerships with global reach and furthered our research and development initiatives. These company developments pave the way for the rapid deployment of our technology across Canada and internationally. At a time when conventional energy prices are soaring and environmental concerns are becoming more and more critical, DynaMotive is very well positioned to provide new and innovative solutions in an environmentally friendly manner. We look forward to aggressively pursuing our goals for 2006."

Main Company highlights from 2005 are as follows:

- Completed commissioning and start-up of the West Lorne BioOil plant, including power generation and delivery of electricity to Ontario grid;
-  Completed conceptual design of 200 tonnes per day plant;
- Successfully tested BioOil for production of synthetic gas, establishing the viability of transport fuels derived from BioOil;
- Advanced development of project in Nova Scotia with signing of interim Project Development Agreement, and with licensing of a 200 tonne per day plant to Megacity Recycling of Toronto;
-  Secured commercial agreements for sale of BioOil, char and electricity;
-  Commenced commercial shipments of BioOil;
- Signed MOU with Mitsubishi Canada Ltd. for marketing and distribution of DynaMotive's fast pyrolysis technology in Canada and internationally.

In accordance with its business plan for 2006, the Company plans to:

-  Construct E & R Langille (Nova Scotia) and Megacity (Toronto) plants;
- Advance penetration of DynaMotive's technology in key world markets (Europe, USA, China and Brazil).
-  Secure licensing agreements for DynaMotive's technology.
- Develop commercial agreements for the use of BioOil as a replacement for hydrocarbon fuels with large industrial users;
- Advance Company research and development initiatives and partnerships with the goal of producing transport fuels and treatment of dirty waste streams;
- Optimize revenue streams from West Lorne through continued monthly commercial shipments of BioOil and sale of electricity;

About DynaMotive

DynaMotive's BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.

For more information on DynaMotive, please call:

Corporate Communications:

Telephone: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  info@dynamotive.com
Website:  www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook, future economic performance; partnerships and collaborations as well as financial items and other like statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to: disappointing plant production at a rate or of a quality which falls significantly below expectations and results in a material shortfall from the expected economic value, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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